Exhibit 1
XOMA Announces Workforce Reduction

BERKELEY, Calif., Jan 15, 2009 -- XOMA Ltd. (Nasdaq:XOMA) announced that it will reduce its workforce by approximately 42 percent or 144 employees, a majority of which are in manufacturing. The company expects an annualized reduction of $27 million in cash expenditures when changes are completed in 2Q 2009. The Company remains staffed with 197 employees to develop XOMA 052, its anti-inflammatory antibody drug candidate for the treatment of Type 2 diabetes, develop and license technology and continue fully funded antibody discovery and development with its pharmaceutical partners in collaborations and the U.S. government in biodefense.

"We have made a difficult, but necessary, decision driven by extremely challenging market conditions. Although manufacturing was fully utilized in the fourth quarter, forecasted manufacturing demand in 2009 will not meet expectations. The reductions are focused on manufacturing and related areas and associated general and administrative support. Today's actions will bring operating expenses more in line with expected revenue," said Steven Engle, chairman and chief executive officer of XOMA.

The Company has manufactured sufficient quantities of XOMA 052 for planned studies. Based on encouraging clinical results in Type 2 diabetes, the Company expects to start a Phase 2 study of XOMA 052 in the second quarter of 2009. The Company will maintain its pilot scale manufacturing plant and the potential to resume large scale manufacturing in the future.

Mr. Engle said, "We appreciate the significant contributions of the employees affected by today's announcement and are grateful for their efforts and dedication to XOMA's mission."

The Company will record a charge in the first quarter of approximately $3 million for severance and other costs related to workforce reductions.

About XOMA

XOMA discovers, develops and manufactures therapeutic antibody and other agents designed to treat inflammatory, autoimmune, infectious and cancerous diseases. The company's proprietary product pipeline includes XOMA 052, an anti-IL-1 beta antibody, and XOMA 3AB, a biodefense anti-botulism antibody candidate.

XOMA's proprietary development pipeline is primarily funded by multiple revenue streams resulting from the licensing of its antibody technologies, product royalties, development collaborations and biodefense contracts. XOMA's technologies and experienced team have contributed to the success of marketed antibody products, including RAPTIVA(r) (efalizumab) for chronic moderate to severe plaque psoriasis, LUCENTIS(r) (ranibizumab injection) for wet age-related macular degeneration and CIMZIA(r) (certolizumab pegol) for Crohn's disease.

The company has a premier antibody discovery and development platform that incorporates leading antibody phage display libraries and XOMA's proprietary Human Engineering(TM) and bacterial cell expression and manufacturing technologies. Bacterial cell expression (BCE) is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, more than 50 pharmaceutical and biotechnology companies have signed BCE licenses.

In addition to developing its own products, XOMA develops products with premier pharmaceutical companies including Novartis AG, Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited. XOMA has a fully integrated product development infrastructure, extending from pre-clinical science to approval, and a team of 335 employees at its Berkeley location. For more information, please visit http://www.xoma.com.

Certain statements contained herein concerning anticipated reductions in operating expenses and cash expenditures or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. Among other things, anticipated reductions in operating expenses or cash expenditures from workforce reductions may be offset by unanticipated expenditures relating to changes in XOMA's research and development programs or other businesses. These and other risks, including those related to the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; XOMA's ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demands for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA's financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects.

Porter Novelli Life Sciences for XOMA
Media & Investors Contact:
Carolyn Hawley
619-849-5375
chawley@pnlifesciences.com